P.E. 2/5/02

02014583

FORM 6 - K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2002

Banco Santander - Chile
(Exact name of Registrant as specified in its charter)
Republic of Chile
(Jurisdiction of incorporation)
Bandera 140
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F X **FORM 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES ____ **NO** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER — CHILE

Date: February 5, 2002

By: /s/ Roberto Jara Cabello
Name: Roberto Jara Cabello
Title: Accounting Manager

Banco Santander Chile

CONTACTS:

Raimundo Monge	Robert Moreno	Jaime Cano
Banco Santander Chile	Banco Santander Chile	Santander Central Hispano
562-320-8505	562-320-8284	212-350-3903
	rmoreno@bsantander.cl	

BANCO SANTANDER CHILE ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2001

- Net income totaled Ch$92,093 million (Ch$3.66/share and US$1.23/ADR) in 2001, increasing 13.1% compared to 2000. Return on equity increased to 25.2% compared to 24.7% in the same period. The efficiency ratio in 2001 reached 44.5% compared to 46.8% in 2000. Net operating income increased 12.3% in the year.

- Net income in the fourth quarter of 2001 totaled Ch$21,719 million (Ch$0.86/share and US$0.29/ADR), increasing 1.1% compared to the fourth quarter of 2000. Return on equity in the fourth quarter of 2001 reached 24.0%.

- Core revenue (net interest income plus fee income) increased 18.2% compared to the fourth quarter of 2000, reflecting the Bank's strong commercial activity in the quarter.

- Net financial income increased 15.3% compared to the fourth quarter of 2001. The net interest margin reached 5.0% in the fourth quarter of 2001 compared to 4.8% in the fourth quarter for 2000.

- Net fee income increased 18.0% in the fourth quarter of 2001 compared to the same quarter of 2000 with strong fee income growth in various products.

- The efficiency ratio in the fourth quarter of 2001 reached 50.1% compared to 51.3% in the fourth quarter of 2000.

Santiago, Chile, January 31, 2002[1]**-** Banco Santander Chile (NYSE: BSB) today announced its unaudited results for the year 2001 and the fourth quarter ended December 31, 2001. These results are reported on a consolidated basis in accordance with Chilean GAAP. All figures presented below are in constant Chilean pesos as of December 31, 2001.[2]

YEAR 2001 RESULTS

Net income for the year ended December 31, 2001 totaled Ch$92,093 million (Ch$3.66/share and US$1.22/ADR), increasing 13.1% compared to 2000. With these results the Bank achieved a record level ROE of 25.2% in the year, making Santander Chile one of the most profitable banks in Chile and Latin America.

Net income growth was led by an increase in client generated income as a result of the Bank's focus on profitability. This was reflected in the 11.9% increase in net operating income, which reached a record level of Ch$117,511 million. This was led by a 10.5% rise in core revenue (net financial income plus fees). Net interest income rose 7.8% in the year 2001, led by an 8.8% increase in loans. The focus on profitability also helped to sustain a high net interest margin, which in the year 2001 remained at 4.8%. Throughout 2001, the Bank focused on improving the loan mix and pricing of different loans products. Loans in the Retail segment increased 7.9% in twelve months, led by a 13.5% increase in consumer loans. In the middle market and Banefe, despite the lack of loan growth, the spreads in these segments increased 30 and 143 basis points, respectively. At the same time the improvement of the Bank's funding mix also favored margins due to the 12.7% increase in non-interest bearing liabilities. This growth and the 48.5% increase in average funds managed led the 12.1% rise in total customer funds in 2001.

In the same period the Bank's focus on improving client generated income was reflected in the 26.8% rise of fee income. This was due to growth in the main fee generating products most notably, fees from checking accounts which grew 27.9%, ATM usage fees were up 8.0%, overdraft line fees rose 41.1% and financial advisory service fees increased 34.1%. Fees from the Bank's main subsidiaries grew strongly with a 9.2% rise in mutual funds fees and an increase of 36.9% in insurance brokerage.

In addition, the Bank continued to exercise a strict control over operating expenses. The efficiency improved for the fifth year in row reaching a record low of 44.5%. This was led by an increase of only 0.3% in personnel expenses. In the year 2001 the Bank continued with its policies of keeping headcount frozen to limit the growth of personnel expenses. The Bank continued to enforce a strict control of administrative expenses accompanied with investments

1 Safe harbor statement under the Private Securities Litigation Reform act of 1995: All forward-looking statements made by Banco Santander-Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2 The Peso/US dollar exchange rate as of December 31, 2001 was Ch$656.20 per dollar. December 2000 figures have been adjusted by the price level restatement factor of 1.0307. September 30, 2001 balance figures have been adjusted by the price level restatement factor of 1.0086.

in technology and brand image. In 2001 the Bank completed Altair Project. This project involved a complete renovation of the Bank's systems. The main benefits of this new platform consist of a greater integration between different modules, making them more efficient, eliminating duplicity and allowing the Bank to manage its client base information more effectively. The Bank also continued to modify its branch format by centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals. Finally, the Bank increased marketing expenses in the year in order to attract new clients as a result of the improvement in various client service and quality indicators published by independent surveys. Most notable was Banefe's National Quality Award, the country's most prestigious prize in this area.

The Bank also outperformed the system in terms of credit quality. The past due loan ratio decreased to 1.36% at year-end 2001 compared to 1.61% at year-end 2000. The risk index also descended to 1.30% in 2001 from 1.51% the year before. With this improvement in asset quality, the coverage ratio of past due loans reached 135.7% in 2001 compared to 126.5% in the year 2000. Provision expense in 2001 increased 11.0% led by a 17.3% rise in charge-offs. In line with the Bank's conservative credit risk policies, in 2001 the Bank charged-off several of its larger non-performing loan positions in order to maintain a healthy loan book in light of the uncertain external economic scenario.

The Bank also maintained strong capitalization ratios in 2001. The Tier I ratio remained at 9.7% and the BIS ratio reached 11.3%, well above the minimum legal requirement of 8.0%. The Bank's excess capital as of December 31, 2001 reached US$186 million. The fall in the Bank's BIS ratio compared to year-end 2000 was due to the amortization of the Bank's largest subordinated debt. The remaining maturity of this bond is less than 4 years, reducing its weighting as quasi-capital to 60%. It is important to point out that the Capital Markets Reform Bill and new guidelines published by the Superintendencia de Bancos e Instituciones Financieras (SBIF) should have a positive effect on the Bank's capitalization ratios in 2002.

Banco Santander Chile Ch$ million December 2001	2001	2000	% Change 2001/2000
Operating income	**117,511**	**104,665**	**12.3%**
Net income	**92,093**	**81,459**	**13.1%**
Net income/share	3.67	3.23	13.1%
Net income/ADR	1.23	1.21	1.3%
Loans	**3,540,093**	**3,253,902**	**8.8%**
Customer funds	**3,733,030**	**3,331,316**	**12.1%**
Customer deposits	3,259,850	3,012,581	8.2%
Mutual funds (yearly average)	473,180	318,735	48.5%
Shareholders' equity	**453,869**	**409,176**	**10.9%**
Net interest margin	4.8%	4.8%	
Efficiency ratio	44.5%	46.8%	
ROE	25.2%	24.7%	
ROA	1.6%	1.6%	
PDLs / Total Loans	1.36%	1.61%	
Coverage ratio	135.7%	126.5%	
Risk Index	1.30%	1.51%	
Tier I	9.7%	9.7%	
BIS ratio	11.3%	12.3%	
Employees	4,055	4,144	
ATMs	497	456	
Branches	179	180	

FOURTH QUARTER RESULTS

Net income for the fourth quarter of 2001 totaled Ch$21,719 million (Ch$0.86/share and US$0.29/ADR), an increase of 1.1% compared to the fourth quarter of 2000. Return on equity in the fourth quarter of 2001 reached 24.0%. It is important to point out that in the present quarter core revenue (net interest income plus fee income) increased 18.2% compared to the fourth quarter of 2000 with net financial income up 15.3% and fee income rising 18.0%. This was due mainly due to: (i) a 10.2% increase in average earning assets compared to the fourth quarter of 2000, (ii) a higher net interest margin which reached 5.0% in the fourth quarter of 2001 compared to 4.8% in the same period of last year quarter and (iii) a strong increase in fees as a result of a 18.3% increase in fees in Retail banking and a 15.4% rise in fees in Corporate banking.

In the fourth quarter the Bank kept costs under control. Operating expense on an adjusted basis increased 4.8% compared to the fourth quarter of 2000. The efficiency ratio improved from 51.3% in the fourth quarter of 2000 to 50.1% in the same period of this year. During the current quarter the Bank reclassified the entire 2001 charge of Ch$8,709 million in sales force expenses from administrative expenses to other operating income, net.[3]

3 In line with international accounting standards and given the variable nature of the external sales force expenses, the Bank reclassified this item to other operating income in order to clearly reflect the Bank's fixed cost structure.

Total provisions and charge-offs increased 39.9% in the fourth quarter of 2001 compared to the fourth quarter of 2000. In line with the Bank's conservative and proactive credit risk policies, in the quarter various non-performing loans were charged-off. As a result, the Bank's risk index declined to 1.30% as of December 31, 2001, one of the lowest in the Chilean financial system and the non-performing ratio decreased from 2.12% as of September 30, 2001 to 1.89% as of December 31, 2001.

Total loans, excluding interbank loans, decreased 0.1% between September 30 and December 31, 2001. This decrease was mainly due to the translation loss produced by the 5.8% appreciation of the Chilean peso against the U.S. dollar in the quarter. Adjusting for this factor, loan growth would have been 1.0% between the third and fourth quarters of 2001, reflecting a greater demand for loans in the retail and large corporate segments.

Total customer funds grew 1.4% between September 30 and December 31, 2001 led by a 6.8% rise in time deposits, which compensated the decline in period-end non-interest bearing liabilities. It is important to point out that the average balance of non-interest bearing liabilities improved 4.7% in this period.

Banco Santander Chile	**Quarter**			**Change %**	
(Ch$ million Dec. 31, 2001)	**IVQ 2001**	**IIIQ 2001**	**IVQ 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Net operating income	**27,817**	**29,366**	**28,014**	**(0.7%)**	**(5.3%)**
Net income	**21,719**	**23,115**	**21,493**	**1.1%**	**(6.0%)**
Net income/share (Ch$)	0.86	0.92	0.85	**1.0%**	**(6.0%)**
Net income/ADR (US$)*	0.29	0.29	0.32	(9.4%)	0.0%
Gross loans**	**3,487,038**	**3,490,712**	**3,238,439**	**7.7%**	**(0.1%)**
Customer funds	**3,728,398**	**3,678,689**	**3,363,730**	**10.8%**	**1.4%**
Customer deposits	3,259,850	3,202,647	3,012,581	8.2%	1.8%
Mutual funds (quarterly average)	468,548	476,042	351,149	33.4%	(1.6%)
Shareholder's equity	**453,869**	**433,668**	**409,176**	**10.9%**	**4.7%**
Net financial margin	5.0%	4.7%	4.8%		
Efficiency ratio	43.2%	46.7%	51.3%		
ROE ***	24.0%	25.8%	26.0%		
ROA	1.5%	1.6%	1.6%		
Risk Index	1.30%	1.56%	1.51%		
PDLs / Total loans	1.36%	1.37%	1.61%		
Coverage of past due loans	135.7%	153.8%	126.5%		
BIS ratio	11.3%	12.4%	12.3%		
Branches	179	178	181		
ATMs	497	480	456		
Employees	4,055	4,039	4,144		

* The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements.

** Excluding interbank loans.

*** Annualized Earnings / Average Capital & Reserves in the quarter.

The Bank's net income in the fourth quarter of 2001 by different business areas was as follows:

	Quarter			Change %	
Business Areas (Ch$ million Dec. 31, 2001)	**IVQ 2001**	**IIIQ 2001**	**IVQ 2000**	**IVQ/IIIQ 2001**	**IVQ 2001/2000**
Commercial and retail banking[1]	14,818	14,686	14,073	0.9%	5.3%
Banefe[2]	4,069	5,918	4,845	(31.2%)	(16.0%)
Retail and corporate banking	**18,887**	**20,604**	**18,918**	(8.3%)	(0.2%)
Subsidiaries:					
Securities Agency[3]	2,148	1,656	1,581	29.7%	35.9%
Asset Management[4]	659	767	679	(14.1%)	(2.9%)
Insurance Brokerage[5]	100	213	133	(53.1%)	(24.8%)
Securitization[6]	(75)	(125)	182	40.0%	--
Net income	**21,719**	**23,115**	**21,493**	**(6.0%)**	**1.1%**

1. Consumer and mortgage banking for middle and upper income individuals, corporate banking, middle market, small businesses and treasury
2. Banefe: Consumer and mortgage banking for lower-middle and middle-income individuals
3. Santander S. A. Agente de Valores
4. Santander S. A. Administradora de Fondos Mutuos
5. Corredora de Seguros Santander Ltda.
6. Santander S. A. Sociedad Securitizadora

In the fourth quarter of 2001, the Bank's net income excluding subsidiaries decreased 0.2% compared to the fourth quarter of 2000 mainly as a result of the increase in charge-offs. In line with the Bank's conservative and proactive credit risk policies, in the quarter various non-performing loans were charged-off in order to sustain a healthy loan portfolio in 2002. As a result the Bank's risk index declined from 1.56% in the third quarter of 2001 to 1.30% as of December 31, 2001, one of the lowest in the Chilean financial system. In the Bank, excluding Banefe, net income rose 5.3% led by a 5.7% rise in net financial income and a 20.1% increase in fee income offset by a 34.8% rise in provision and charge-offs expenses. Banefe's income in the quarter decreased 16.0% mainly as a result of the 32.1% increase in provision expenses offset by a 3.2% increase in net financial income and 15.5% increase in fee income.

The Securities Agency's net income increased 35.9% due to a higher spread obtained on its financial investments and a Ch$900 million gain from corporate advisory services recognized in the quarter. This was offset by a mark-to-market loss, resulting from the rise in yield of short-term real interest rates, especially in the month of December 2001.

Santander S.A. Administradora de Fondos Mutuos' net income decreased 2.9% in the quarter mainly due to higher personnel expenses recognized in the quarter. Fees in this subsidiary increased 38.2% as the average volumes managed in the quarter increased 33.4% compared to the fourth quarter of 2000. Net income from the insurance brokerage subsidiary decreased 24.8% as a result of the 14.2% decrease in insurance brokerage fees. This fall in fees was due to lower fees related to loan products, especially mortgage loans.

NET FINANCIAL INCOME

Higher inflation and better asset and funding mix improves the net interest margin

Net Financial Income (Ch$ million Dec. 31, 2001)	Quarter			Change %	
	IVQ 2001	**IIIQ 2001**	**IVQ 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Net interest income	27,282	75,824	47,532	(42.6%)	(64.0%)
Net results of hedging positions[4]	36,069	(18,727)	7,402	387.3%	--
Net financial income*	**63,351**	**57,097**	**54,934**	**15.3%**	**11.0%**
Net financial margin**	**5.0%**	**4.7%**	**4.8%**		

* Excludes extraordinary foreign exchange transaction income.
**Annualized.

Net financial income increased 15.3% compared to the fourth quarter of 2000. This growth of net financial income was driven, in part, by the 10.1% increase in average interest earning assets in the same period. The net financial margin reached 5.0% compared to 4.8% in the fourth quarter of last year. During the current quarter, various factors influenced the evolution of the net interest margin.

- **Improved funding mix.** Average non-interest bearing increased 4.7% between December 31 and September 30 of 2001, improving the Bank's funding mix.
- **High UF inflation rate.** The inflation rate measured by the Unidad de Fomento (inflation indexed currency) increased 1.1% in the quarter which resulted in higher margins as the spread between inflation adjusted assets and nominal and non-interest bearing liabilities increased.
- **Improved loan mix and pricing.** Throughout 2001 the Bank has focused on improving the loan mix and pricing of different loans products in order to sustain a high net interest margin. Loans in the Retail segment increased 7.9% in twelve months, led by a 13.5% increase in consumer loans. In the middle market loan growth reached 3.6%, led by a 3.9% increase in high spread commercial loans. Finally, in Banefe despite a decrease in loans, the net interest margin of this segment reached 20.0% in the current quarter compared to 18.3% in the same period of 2000.

4 For analysis purposes the results from foreign exchange transactions, which consists mainly of the results of forward contracts which hedge foreign currencies positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses cannot be considered interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank's actual net interest margin as they are linked to normal credit operations.

INTEREST EARNING ASSETS

Loan growth focused in the Retail and Corporate segments

Interest Earning Assets (Ch$ million Dec. 31, 2001)	**Quarter ended,** **Dec. 31, 2001**	**Sept. 30, 2001**	**Dec. 31, 2000**	**Change %** **IVQ 2001/2000**	**IVQ/IIIQ 2001**
Commercial loans	1,360,269	1,291,539	1,286,851	5.7%	5.3%
Consumer loans	334,641	337,103	337,958	(1.0%)	(0.7%)
Residential mortgage loans*	618,530	611,347	588,889	5.0%	1.2%
Foreign trade loans	362,277	403,584	297,990	21.6%	(10.2%)
Other outstanding loans**	335,258	339,701	332,104	1.0%	(1.3%)
Contingent loans	347,660	382,498	284,310	22.3%	(9.1%)
Leasing	128,403	124,940	110,337	16.4%	2.8%
Total gross loans	**3,487,038**	**3,490,712**	**3,238,439**	**7.7%**	**(0.1%)**
Interbank loans	53,055	54,505	15,463	243.1%	(2.7%)
Financial investments	1,566,922	1,435,100	1,381,382	13.4%	9.2%
Total interest-earning assets	**5,107,015**	**4,980,317**	**4,635,284**	**10.2%**	**2.5%**

* Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales), past due loans and other loans.

The Bank's loan portfolio, excluding interbank loans, decreased 0.1% between December 31 and September 30, 2001. This was mainly due to the decline in foreign trade and contingent loans as a result of translation losses due to the depreciation of the Chilean peso in the quarter. Excluding this effect loan growth would have been 1.0% in the quarter led by an increase in commercial loans (+5.3%), leasing loans (+2.8%) and consumer lending among middle-upper income individuals. The Bank finished the year with a loan market share of 11.7% compared to 11.5% at year-end 2000.

Corporate Lending

(Ch$ million Dec. 31, 2001)	**Quarter ended,** **Dec. 31, 2001**	**Sept. 30, 2001**	**Dec. 31, 2000**	**% Change IVQ/IIIQ 2001**
Large Corporate	1,248,509	1,225,009	1,076,868	1.9%
Medium Sized & Real Estate	745,301	771,790	748,270	(3.4%)
Medium Sized Companies	604,628	629,100	596,743	(3.9%)
Real Estate	140,673	142,690	151,527	(1.4%)
Total Corporate Loans	**1,993,810**	**1,996,799**	**1,825,138**	**(0.2%)**

Total corporate loans decreased 0.2% between the end of the fourth quarter and September 30, 2001, mainly due to the 3.4% decrease in loans to medium-sized companies. The fall in loans in the middle market was mainly due to the conservative risk policies in the real estate segment, extraordinary charge-offs of non-performing loans and the translation losses produced by the appreciation of the Chilean peso in the quarter. This was partially offset by a 1.0% increase in commercial loans to the middle market between September 30 and December 31, 2001 as demand for loans in various sectors remained steady in the quarter.

On the other hand loans to large corporation grew 1.9% compared to the end of the third quarter of 2001. This was led by a 12.4% increase in commercial loans as a result of greater loan demand. This was partially offset by the translation loss of contingent and foreign trade loans in this segment.

- ***Retail Lending***

	Quarter ended,			
(Ch$ million Dec. 31, 2001)	**Dec. 31, 2001***	**Sept. 30, 2001***	**Dec. 31, 2000**	**% Change IVQ/IIIQ 2001**
Banca Personas	910,814	911,049	850,948	0.0%
Small Companies	267,208	265,379	241,247	0.7%
Total Retail Loans	**1,178,022**	**1,176,428**	**1,092,195**	**0.1%**

* Ch$20,486 in mortgage loans sold in the first quarter of 2001 have been added back.

Loans in the retail segment increased 0.1% compared to the third quarter of 2001. Despite flat loan growth in Banca Personas, (middle/upper-income segment), consumer loans in this segment increased 1.8% as the lower interest rates and strong commercial focus in this segment continued to boost growth. Loans to the small companies segment increased 0.7% led by an increase of 2.2% in commercial loans in this sub-segment, reflecting stronger loan demand in some economic sectors.

- ***Banefe***

	Quarter ended,			
(Ch$ million Dec. 31, 2001)	**Dec. 31, 2001**	**Sept. 30, 2001**	**Dec. 31, 2000**	**% Change IVQ/IIIQ 2001**
Banefe	**289,131**	**293,685**	**309,943**	**(1.6%)**

Banefe's loan portfolio decreased 1.6% in the fourth quarter compared to the third quarter of 2001 due to credit risk considerations as a result of the high unemployment figures.

CUSTOMER FUNDS

The funding mix continues to improve

Funding (Ch$ million Dec. 31, 2001)	Quarter ended,			Change %	
	Dec. 31, 2001	**Sept. 30, 2001**	**Dec. 31, 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Non-interest bearing liabilities	796,180	895,771	706,306	12.7%	(11.1%)
Savings and time deposits	2,463,670	2,306,876	2,306,275	6.8%	6.8%
Total customer deposits	**3,259,850**	**3,202,647**	**3,012,581**	**8.2%**	**1.8%**
Mutual funds (quarterly average)	468,548	476,042	351,149	33.4%	(1.6%)
Total customer funds	**3,728,398**	**3,678,689**	**3,363,730**	**10.8%**	**1.4%**

Total customer funds increased 1.4% between September 30 and December 31, 2001 led by a 6.8% growth of time deposits. In this same period non-interest bearing liabilities decreased 11.1%, but it is important to point out that the average balance of these funds increased 4.7% in this period. This was mainly due to higher floating balances in the corporate segment, reflecting better cash management services and the expected lower inflation rate in December.

Funds under management in the Bank's mutual fund subsidiary decreased 1.6% between the end of the third quarter and year-end 2001. This was mainly due to the low yield of short-term fixed income funds and the lower average volume of international funds in the quarter. On the other hand, in the quarter the Bank launched the first dollar denominated mutual funds in Chile, demonstrating its strong position in this market. The Bank finished the year ranked third with a market share of 12.2% in total assets managed and ranked second with a market share of 16.3% in total number of clients in this market.

PROVISION FOR LOAN LOSSES

The Bank increases charge-offs of non-performing loans

Provision for loan losses	**Quarter**			**Change %**	
(Ch$ million Dec. 31, 2001)	**IVQ 2001**	**IIIQ 2001**	**IVQ 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Total provisions and charge-offs	**11,349**	**11,334**	**8,110**	**39.9%**	**0.1%**
Provisions for loan losses	+8,486	(1,704)	+4,510	(88.2%)	--
Charge-offs	(19,835)	(9,630)	(12,620)	57.2%	(62.8%)
Loan loss recoveries	3,586	2,899	3,847	(6.8%)	23.7%
Total loans	3,540,093	3,545,217	3,253,902	8.8%	(0.1%)
Total reserves for loan losses (RLL)	65,230	74,483	66,411	(1.8%)	(12.4%)
Past due loans (PDL)	48,069	48,436	52,508	(8.5%)	(0.8%)
PDL/Total loans	1.36%	1.37%	1.61%		
RLL/Past due loans	135.7%	153.8%	126.5%		
Risk index[5]	1.30%	1.56%	1.51%		
Risk Index Bank w/o Banefe	0.90%	1.16%	1.12%		
Risk Index Banefe	5.19%	5.36%	4.70%		

Total provisions and charge-offs increased 39.9% in the fourth quarter of 2001 compared to the fourth quarter of 2000. In line with the Bank's conservative and proactive credit risk policies, in the quarter various non-performing loans were charged-off in order to maintain a healthy loan portfolio in 2002. As a result the Bank's risk index declined from 1.56% in the third quarter of 2001 to 1.30% as of December 31, 2001, one of the lowest in the Chilean financial system. The non-performing loan also ratio decreased from 2.12% at September 30, 2001 to 1.89% as of December 31, 2001. The Bank's coverage ratio in this period descended to 135.7% as the provisions already set aside for some of these non-performing loans were reversed in the quarter.

5 Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendence of Banks and Financial Institutions (SBIF), the industry's main regulator.

FEE INCOME

Growth in fee income reflects solid business activity in the quarter

Net Fee Income By Subsidiary (Ch$ million Dec. 31, 2001)	**Quarter**			**Change %**	
	IVQ 2001	**IIIQ 2001**	**IVQ 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Bank[1]	7,316	6,853	6,092	20.1%	6.8%
Banefe	2,349	2,447	2,034	15.5%	(4.0%)
Asset management	1,525	1,539	1,288	18.4%	(0.9%)
Insurance brokerage subsidiary	223	330	260	(14.2%)	(32.4%)
Total net fee income	**11,413**	**11,169**	**9,674**	**18.0%**	**2.2%**

1 Consumer and mortgage banking for middle and upper income individuals, corporate banking and middle market.

In the fourth quarter of 2001 fee income increased 18.0% compared to the fourth quarter of 2000. The increase in fees in the Bank, excluding Banefe, was mainly due to growth in fee income in various products, most importantly checking account fees which reached Ch$2,481 million (+35.1%), insurance fees Ch$844 million (+32.1%) and international business fees, which totaled Ch$890 million in the quarter compared to a negligible amount in the fourth quarter of 2000. Fees at Banefe increased 15.5% in the fourth quarter of 2001 compared to the fourth quarter of 2000. Fees recognized by the insurance brokerage subsidiary decreased 14.2% in the fourth quarter of 2001. This fall in fees was due to lower fees related to loan products, especially mortgage loans. Fees from the Bank's mutual funds subsidiary increased 18.4% when compared to the fourth quarter of 2000. This rise can be explained by the 33.4% growth of average volumes managed in the fourth quarter 2001 compared to the same period of 2000.

OTHER OPERATING INCOME

Other operating income (Ch$ million December 31, 2001)	Quarter			Change %	
	IVQ 2001	IIIQ 2001	IVQ 2000	IVQ 2001/2000	IVQ/IIIQ 2001
Net gain from trading and mark-to-market of securities	(7,682)	2,613	1,732	--	--
Other	(6,118)	--	--	--	--
Total	**(13,800)**	**2,613**	**1,732**	**--**	**--**

Other operating income, net totaled a loss of Ch$13,800 million in the quarter. In the quarter the Bank reclassified Ch$8,709 million in yearly variable sales force expenses from administrative expenses to other operating income, net. These costs mainly consist of the fee paid to the Bank's outsourced sales force for products sold to clients. This reclassification was performed in line with international accounting standards to more clearly reflect the Bank's fixed cost structure, since an increase in costs produced by rising sales force expenses indicates greater commercial activity and not a rise in the Bank's normal expenditure levels.

The loss from trading and mark-to-market was due in part to the loss produced by the mark-to-market of short-term financial instruments as rates increased during the quarter.

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %	
(Ch$ million Dec. 31, 2001)	IVQ 2001	IIIQ 2001	IVQ 2000	IVQ 2001/2000	IVQ/IIIQ 2001
Recovery of loans	3,586	2,899	3,847	(6.8%)	23.7%
Non-operating income, net	(531)	(966)	(196)	170.9%	(45.0%)
Income attributable to investments in other companies	(74)	159	(33)	124.2%	--
Losses attributable to minority interest	(21)	(16)	(16)	31.3%	31.3%
Total other income and expenses	**2,960**	**2,076**	**3,602**	**(17.8%)**	**42.6%**

Total other income decreased 17.8% when compared to the fourth quarter of 2000. This was mainly due to the Bank's conservative charge-off policy regarding repossessed assets and lower loan loss recoveries.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio improves to 50.1%

Operating Expenses (Ch$ million Dec. 31, 2001)	**Quarter**			**Change %**	
	IVQ 2001	**IIIQ 2001**	**IVQ 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Personnel expenses	18,721	16,414	17,420	7.5%	14.1%
Administrative expenses	4,504	12,993	13,157	(65.8%)	(65.3%)
Depreciation and amortization	3,789	3,671	3,486	8.7%	3.2%
Total operating expenses	**27,014**	**33,078**	**34,063**	**(20.7%)**	**(18.3%)**
Efficiency ratio*	**43.2%**	**46.7%**	**51.3%**		
Re-classified sales force expenses	+8,709	--	--		
Adjusted operating expenses	**35,723**	**33,091**	**34,073**	**4.8%**	**8.0%**
Adjusted Efficiency ratio*	**50.1%**	**46.7%**	**51.3%**		

* Operating expenses/Operating income
** Excluding amortization and depreciation

The efficiency ratio improved from 51.3% in the fourth quarter of 2000 to 50.1% in the same period of this year. Operating expense on an adjusted basis increased 4.8% compared to the fourth quarter of 2000. This increase was led by the rise in personnel expenses, which increased 7.5% compared to the fourth quarter of 2000. It is important to point out that during the fourth quarter of 2001 the Bank recognized Ch$1,053 million charge related to the provisioning of performance bonuses for the commercial areas as a result of the Bank's strong operating performance in the year. At the same time during the current quarter the Bank reclassified Ch$8,709 million in sales force expenses from administrative expenses to other operating income, net as previously explained.

On an adjusted basis administrative expense increased 0.4% compared to the fourth quarter of 2000 as the Bank continues to exert a tight control over costs. At the same various other actions are being taken in order to improve efficiency, such as, modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals. In 2001 the Bank reached its goal of having 60% of transactions performed through complementary channels.

SHAREHOLDERS' EQUITY

ROE reached 24.0% in the fourth quarter, with excess capital of US$186 million in the fourth quarter of 2001

As of December 31, 2001, the Bank's shareholders' equity totaled Ch$453,869 million (US$692 million). The Bank' ROE in the fourth quarter was 24.0%.The Bank's BIS ratio at this was 11.3% compared to the 8% minimum requirement and the Bank's Tier I ratio reached 9.65%. The fall in the Bank's BIS ratio compared to year-end 2000 was due to the amortization of the Bank's largest subordinated debt. The remaining maturity of this bond is less than 4 years, reducing its weighting as quasi-capital to 60%. It is important to point out that the Capital Markets Reform Bill and new guidelines published by the Superintendencia de Bancos e Instituciones Financieras (SBIF) should have a positive effect on the Bank's capitalization ratios in 2002.

Shareholders' equity	**Quarter ended**			**Change %**	
(Ch$ million Dec. 31, 2001)	**Dec. 31, 2001**	**Sept. 30, 2001**	**Dec. 31, 2000**	**IVQ 2001/2000**	**IVQ/IIIQ 2001**
Capital and Reserves	357,840	357,837	324,964	10.1%	0.0%
Fluctuation of financial investments	3,936	4,851	2,776	41.8%	(18.9%)
Net Income	92,093	70,980	81,436	13.1%	29.7%
Total shareholders' equity	**453,869**	**433,668**	**409,176**	**10.9%**	**4.7%**

The Bank's capitalization ratios as of December 31, 2001 were the following:

Capital Adequacy (Ch$ million Dec. 31, 2001)	**Dec. 31, 2001**	**As % of Risk-weighted assets**
Regulatory capital	422,028	11.3%
Minimum required	299,851	8.0%
Excess Capital	**122,177**	**3.3%**

INSTITUTIONAL BACKGROUND

As of December 31, 2001, and according to the latest figures published by the SBIF, the Bank was the third largest private bank in Chile in terms of loans, had the largest customer base with over 1,000,000 customers and one of the largest private distribution network with 179 branches and 497 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody´s and A- ratings from Standard and Poor's and Fitch, which are the same ratings assigned to the Republic of Chile. In 2001 the Bank was chosen as the Best Bank in Chile by Euromoney and The Banker and the Best Bank in Internet by Global Finance.

Currently, the Bank has approximately 9,500 shareholders. The stock is traded on the New York Stock Exchange (NYSE: BSB) and the Santiago Stock Exchange (SSE: Santander). The Bank's principal shareholder is Santander Chile Holding which directly and indirectly owns 74.65% of Banco Santander Chile. Santander Chile Holding is the largest financial holding in Chile and is owned by Santander Central Hispano S.A.

Banco Santander Central Hispano -Leading Financial Group in Europe

Santander Central Hispano S.A., (Spanish markets: SCH; NYSE: STD) is the leading financial group in Spain and Latin America, the third largest by market capitalization in the Euro Zone and among the fifteen largest in the world. Santander Central Hispano offers a wide range of commercial and consumer banking services in Europe and Latin America, providing services to 36 million customers through more than 10,200 offices and 118,779 employees in 42 countries. According to its balance sheet as of September 30, 2001, Santander Central Hispano had $397 billion in total managed funds and $314 billion in assets.

Founded in 1857, Santander Central Hispano has a long connection with Latin America and a firm commitment that is reflected in the $17 billion invested in the region to date, with a policy of combining global balance sheet strength with local management and regional training.

The Group is present in 12 countries representing 98% of the region's GDP: Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela. The franchise comprises 16 banks, 9 pension fund managers, 12 mutual funds, 10 insurance companies, 12 brokerages and 9 leasing and factoring companies. In all, it has 23 million customers in the region and more than 4,600 offices.

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant Ch$ of December 31, 2001)

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2001	2001	2001	2000	Dec. 2001/2000	Dec. 2001/ Sept. 2001
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
ASSETS						
Cash and due from banks						
Noninterest bearing	653.507	428.831	436.404	363.759	17,9%	-1,7%
Interbank deposits-interest bearing	33.692	22.109	115.606	8.685	154,6%	-80,9%
Total cash and due from banks	687.199	450.940	552.010	372.444	21,1%	-18,3%
Financial investments						
Government securities	862.912	566.243	539.916	434.770	30,2%	4,9%
Investments purchased under agreements to resell	201.751	132.389	42.434	8.415	1473,3%	212,0%
Other financial investments	795.383	521.930	557.783	644.666	-19,0%	-6,4%
Investment collateral under agreements to repurcha	527.827	346.360	294.967	293.531	18,0%	17,4%
Total financial investments	2.387.873	1.566.922	1.435.100	1.381.382	13,4%	9,2%
Loans, net						
Commercial loans	2.072.949	1.360.269	1.291.539	1.286.851	5,7%	5,3%
Consumer loans	509.968	334.641	337.103	337.958	-1,0%	-0,7%
Mortgage loans (Residential and general purpose)	814.448	534.441	550.440	527.054	1,4%	-2,9%
Foreign trade loans	552.083	362.277	403.584	297.990	21,6%	-10,2%
Interbank loans	80.852	53.055	54.505	15.463	243,1%	-2,7%
Leasing	195.677	128.403	124.940	110.337	16,4%	2,8%
Other outstanding loans	565.800	371.278	352.172	341.431	8,7%	5,4%
Past due loans	73.254	48.069	48.436	52.508	-8,5%	-0,8%
Contingent loans	529.808	347.660	382.498	284.310	22,3%	-9,1%
Reserve for loan losses	(99.406)	(65.230)	(74.483)	(66.411)	-1,8%	-12,4%
Total loans, net	5.295.433	3.474.863	3.470.734	3.187.491	9,0%	0,1%
Other assets						
Assets for leasing	1.183	776	1.112	2.258	-65,6%	-30,2%
Foreclosed assets	27.620	18.124	17.815	16.115	12,5%	1,7%
Bank premises and equipment	169.936	111.512	112.435	112.727	-1,1%	-0,8%
Investments in other companies	2.400	1.575	1.646	1.390	13,3%	-4,3%
Other	331.399	217.465	203.822	162.070	34,2%	6,7%
Total other assets	532.538	349.452	336.830	294.560	18,6%	3,7%
TOTAL ASSETS	8.903.043	5.842.177	5.794.674	5.235.877	11,6%	0,8%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant Ch$ of December 31, 2001)

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2001	2001	2001	2000	Dec. 2001/2000	Dec. 2001/ Sept. 2001
LIABILITIES AND SHAREHOLDERS' EQUITY	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
Deposits						
Noninterest bearing						
Current accounts	648.606	425.615	412.889	396.354	7,4%	3,1%
Bankers drafts and other deposits	564.714	370.565	482.882	309.952	19,6%	-23,3%
	1.213.320	796.180	895.771	706.306	12,7%	-11,1%
Interest bearing						
Savings accounts and time deposits	3.754.450	2.463.670	2.306.876	2.306.275	6,8%	6,8%
Total deposits	4.967.770	3.259.850	3.202.647	3.012.581	8,2%	1,8%
Other interest bearing liabilities						
Banco Central de Chile borrowings						
Credit lines for renegotiation of loans	6.076	3.987	4.321	5.367	-25,7%	-7,7%
Other Banco Central borrowings	25.268	16.581	22.855	25.111	-34,0%	-27,5%
Total Banco Central borrowings	31.344	20.568	27.176	30.478	-32,5%	-24,3%
Investments sold under agreements to repurchase	652.918	428.445	316.448	300.090	42,8%	35,4%
Mortgage finance bonds	861.711	565.455	578.207	551.637	2,5%	-2,2%
Other borrowings						
Bonds	299.956	196.831	203.077	229.225	-14,1%	-3,1%
Subordinated bonds	257.888	169.226	182.009	156.899	7,9%	-7,0%
Borrowings from domestic financial institutio	116.128	76.203	142.793	132.975	-42,7%	-46,6%
Foreign borrowings	160.692	105.446	96.867	11.229	839,1%	8,9%
Other obligations	71.658	47.022	47.696	51.726	-9,1%	-1,4%
Total other borrowings	906.322	594.728	672.442	582.054	2,2%	-11,6%
Total other interest bearing liabilities	2.452.295	1.609.196	1.594.273	1.464.259	9,9%	0,9%
Other liabilities						
Contingent liabilities	529.726	347.606	382.503	284.502	22,2%	-9,1%
Other	260.697	171.069	181.016	64.856	163,8%	-5,5%
Minority interest	895	587	567	503	16,7%	3,5%
Total other liabilities	791.318	519.262	564.086	349.861	48,4%	-7,9%
Shareholders' equity						
Capital and reserves	551.320	361.776	362.688	327.740	10,4%	-0,3%
Income for the year	140.343	92.093	70.980	81.436	13,1%	29,7%
Total shareholders' equity	691.663	453.869	433.668	409.176	10,9%	4,7%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	8.903.043	5.842.177	5.794.674	5.235.877	11,6%	0,8%

BANCO SANTANDER CHILE

12-MONTH INCOME STATEMENTS

Constant Chilean pesos of December 31, 2001

	31-Dec-01	31-Dec-01	31-Dec-00	% Change
	US$ thousands	Ch$ millions	Ch$ millions	
Interest income and expense				
Interest income	764.797	501.860	548.917	-8,6%
Interest expense	(435.919)	(286.050)	(351.025)	-18,5%
Net interest income	328.878	215.810	197.892	9,1%
Provision for loan losses	(73.795)	(48.424)	(43.618)	11,0%
Fees and income from services				
Fees and other services income	78.818	51.720	40.916	26,4%
Other services expense	(10.439)	(6.850)	(5.540)	23,6%
Total fees and income from services, net	68.379	44.871	35.376	26,8%
Other operating income, net				
Net gain (loss) from trading and brokerage	10.970	7.199	9.288	-22,5%
Foreign exchange transactions,net	30.007	19.690	20.548	-4,2%
Other, net	(15.755)	(10.339)	(7.850)	31,7%
Total other operating income,net	25.222	16.550	21.987	-24,7%
Other income and expenses				
Recovery of loans previously written off	18.500	12.140	12.428	-2,3%
Nonoperating income, net	(3.622)	(2.377)	(38)	6188,3%
Income attributable to investments in other companies	381	250	22	1036,4%
Losses attributable to minority interest	(131)	(86)	(71)	22,0%
Total other income and expenses	15.128	9.927	12.342	-19,6%
Operating expenses				
Personnel salaries and expenses	(102.050)	(66.965)	(66.786)	0,3%
Administrative and other expenses	(65.112)	(42.727)	(39.673)	7,7%
Depreciation and amortization	(20.945)	(13.744)	(12.942)	6,2%
Total operating expenses	(188.107)	(123.436)	(119.401)	3,4%
Gain (loss) from price-level restatement	(9.380)	(6.155)	(8.354)	-26,3%
Income before income taxes	166.325	109.143	96.225	13,4%
Income taxes	(25.983)	(17.050)	(14.790)	15,3%
Net income	140.342	92.093	81.436	13,1%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of December 31, 2001

	IVQ 2001	IVQ 2001	IIIQ 2001	IVQ 2000	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IVQ 2001/2000	IVQ/ IIIQ 2001
Interest income and expense						
Interest income	149.788	98.291	146.851	123.795	-20,6%	-33,1%
Interest expense	(105.728)	(69.379)	(71.027)	(76.263)	-9,0%	-2,3%
Net interest income	44.060	28.912	75.824	47.532	-39,2%	-61,9%
Provision for loan losses	(17.295)	(11.349)	(11.334)	(8.110)	39,9%	0,1%
Fees and income from services						
Fees and other services income	20.617	13.529	12.815	11.190	20,9%	5,6%
Other services expense	(3.225)	(2.116)	(1.646)	(1.516)	39,6%	28,6%
Total fees and income from services, net	17.392	11.413	11.169	9.674	18,0%	2,2%
Other operating income, net						
Net gain (loss) from trading and brokerage	(11.707)	(7.682)	2.613	1.732	-543,5%	-394,0%
Foreign exchange transactions,net	61.399	40.290	(18.727)	7.402	444,3%	-315,1%
Other, net	(15.756)	(10.339)				
Total other operating income,net	33.936	22.269	(16.114)	9.134	143,8%	-238,2%
Other income and expenses						
Recovery of loans previously written off	5.465	3.586	2.899	3.847	-6,8%	23,7%
Nonoperating income, net	(809)	(531)	(966)	(196)	170,9%	-45,0%
Income attributable to investments in other companie	(113)	(74)	159	(33)	124,2%	-146,5%
Losses attributable to minority interest	(32)	(21)	(16)	(16)	31,3%	31,3%
Total other income and expenses	4.511	2.960	2.076	3.602	-17,8%	42,6%
Operating expenses						
Personnel salaries and expenses	(28.529)	(18.721)	(16.414)	(17.420)	7,5%	14,1%
Administrative and other expenses	(6.864)	(4.504)	(12.993)	(13.157)	-65,8%	-65,3%
Depreciation and amortization	(5.774)	(3.789)	(3.671)	(3.486)	8,7%	3,2%
Total operating expenses	(41.167)	(27.014)	(33.078)	(34.063)	-20,7%	-18,3%
Gain (loss) from price-level restatement	(2.493)	(1.636)	(1.266)	(2.476)	-33,9%	29,2%
Income before income taxes	38.944	25.555	27.277	25.293	1,0%	-6,3%
Income taxes	(5.846)	(3.836)	(4.162)	(3.800)	0,9%	-7,8%
Net income	33.098	21.719	23.115	21.493	1,1%	-6,0%

Financial Ratios

	1Q00	2QOO	3QOO	4QOO	1Q01	2Q01	3Q01	4Q01
Profitability								
Net financial margin*	4,9%	4,6%	4,8%	4,8%	4,9%	4,7%	4,7%	5,0%
ROA	1,5%	1,6%	1,7%	1,6%	1,9%	1,6%	1,6%	1,5%
ROE	21,9%	22,8%	27,2%	27,7%	25,7%	24,2%	25,8%	24,0%
Capital ratio								
BIS	13,7%	12,4%	12,8%	12,3%	14,9%	12,6%	12,4%	11,3%
Earnings per Share								
Net income (Real Ch$mn)	19.164	16.707	22.048	21.493	26.094	22.442	23.115	21.719
Net income per share (Real Ch$)	0,76	0,66	0,88	0,85	1,04	0,89	0,92	0,86
Net income per ADS (US$)	0,31	0,29	0,33	0,32	0,32	0,31	0,29	0,29
Shares outstanding in million	25.188,6	25.188,6	25.188,6	25.188,6	25.188,6	25.188,6	25.188,6	25.188,6
Credit Quality								
Past due loans/total loans	1,83%	1,77%	1,70%	1,61%	1,59%	1,42%	1,37%	1,36%
Reserves for loan losses/past due loans	122,5%	126,0%	130,7%	126,5%	149,0%	151,8%	153,8%	135,7%
Risk index	1,42%	1,42%	1,46%	1,51%	1,72%	1,58%	1,56%	1,30%
Efficiency								
Operating expenses/operating income	43,9%	49,6%	48,7%	51,3%	39,8%	49,0%	46,7%	43,2%
Market information (period-end)								
Stock price	32,5	38,5	37,0	39,0	44,0	51,0	55,0	55,0
ADR price	13,63	16,00	14,63	15,13	16,10	17,31	17,8	18,62
Market capitalization (US$mn)	1.561	1.832	1.675	1.732	1.843	1.982	2.038	2.132
Other Data								
Exchange rate (Ch/US$) (period-end)	501,41	538,61	565,37	572,68	592,91	626,65	696,23	656,2

* Net interest margin including results of foreign exchange transactiosn which mainly concists of the results of forward contracts which hedge foreign currency positions (see footnote N°4).